UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, April 2022

Commission File Number 001-41085

SNOW LAKE RESOURCES LTD.

(Translation of registrant’s name into English)

242 Hargrave Street, #1700

Winnipeg, Manitoba R3C 0V1 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

Entry into Underwriting Agreement

On April 7, 2022, Snow Lake Resources Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Nova Minerals Ltd., a corporation formed under the laws of the Commonwealth of Australia, as the selling shareholder (the “Selling Shareholder”), and ThinkEquity LLC, as the representative (the “Representative”) for the underwriters listed on Schedule 1 thereto (the “Underwriters”).

Pursuant to the Underwriting Agreement, the Selling Shareholder agreed to sell, and the Underwriters agreed, severally and not jointly, to purchase 3,000,000 common shares, no par value per share (the “Common Shares”), of the Company (the “Shares”) at a public offering price of $6.00 per share (the “Offering Price”), before underwriting discounts (the “Offering”).

The Company will not receive any proceeds from the sale of the Shares by Selling Shareholder. The Offering is expected to close on or about April 12, 2022, subject to customary closing conditions. The Selling Shareholder expects to receive gross proceeds from the Offering of $18,000,000, before deducting underwriting discounts and other estimated expenses.

The Offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-264098) (the “Registration Statement”) initially filed with the Securities and Exchange Commission on March 22, 2022 and declared effective on April 7, 2022.

Pursuant to the Underwriting Agreement, the Selling Shareholder will sell the Shares to the Underwriters at the at the Offering Price less an underwriting discount of $0.45 per share. The Selling Shareholder will also reimburse the Representative for certain expenses incurred in connection with the Offering.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company and customary conditions to closing. In connection with the Company’s initial public offering, Selling Shareholder agreed to lock up all of its holdings of the Company’s Common Shares until May 17, 2022. As a result, Selling Shareholder was required to obtain a waiver from the Representative that permits Selling Shareholder to sell the Shares covered by the Registration Statement and to file the Registration Statement. In consideration for such waiver, the Representative required Selling Shareholder to amend the original lock up to extend the period of such lock up until March 21, 2023 with respect to all of the Common Shares covered by the lock up other than the Shares covered by the Registration Statement.

Pursuant to the Underwriting Agreement, the Company and Selling Shareholder agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1, and is incorporated herein by reference.

Other Events.

Issuance of Press Release

On April 7, 2022, the Company issued a press release announcing the pricing of the Offering. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of April 7, 2022, by and among Snow Lake Resources Ltd., Nova Minerals Ltd. and ThinkEquity LLC.
99.1	Press Release dated April 7, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2022	SNOW LAKE RESOURCES LTD.

	By:	/s/ Philip Gross
Philip Gross
Chief Executive Officer and Director

3